United States securities and exchange commission logo





                               March 29, 2023

       Simon Johnson
       Chief Executive Officer
       Seadrill Limited
       Park Place, 55 Par-la-Ville Road
       Hamilton, HM 11
       Bermuda

                                                        Re: Seadrill Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 23,
2023
                                                            File No. 333-270071

       Dear Simon Johnson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

       Amendment No. 1 to Form F-4 filed March 23, 2023

       Certain Material Tax Consequences
       Material U.S. Federal Income Tax Considerations, page 85

   1. We note your response to prior comment 1, and note that the opinion provided in Exhibit
                                                        8.1 states that based
upon and subject to certain exceptions, limitations and
                                                        qualifications, it is
counsel's opinion that insofar as it summarizes U.S. federal income tax law, the discussion set
forth in the Registration Statement under the caption    Certain
                                                        Material Tax
Considerations   Material U.S. Federal Income Tax Considerations    is
                                                        accurate in all
material respects. Please have counsel revise Exhibit 8.1 to state clearly, if true, that the
disclosure in such section of the prospectus is counsel   s opinion. See Item
 Simon Johnson
Seadrill Limited
March 29, 2023
Page 2
      601(b)(8) of Regulatory S-K and for guidance, refer to Section III.B of Staff Legal
      Bulletin No. 19.
       Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameSimon Johnson
                                                           Division of
Corporation Finance
Comapany NameSeadrill Limited
                                                           Office of Energy &
Transportation
March 29, 2023 Page 2
cc:       Clinton W. Rancher, Esq.
FirstName LastName